Mail Stop 3561

December 21, 2006

Mr. Marc N. German
Chairman and Chief Executive
Spicy Pickle Franchising, Inc.
90 Madison Street, Suite 700
Denver, CO 80206

Re: Spicy Pickle Franchising, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-138228
Filed on December 12, 2006

Dear Mr. German,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Company, page 1

1. We note your response to our prior comment 13 and reissue. Noting that you describe your offerings as "healthful," please tell us how you are certain all of your offerings are healthful or revise.

2. Also revise to include the price range for each of your signature types of food offerings. We note that you list as a risk factor that your higher prices due to more expensive types of food might deter some purchasers. Including the price ranges might help investors better judge your business plan.

Summary Financial Data, page 4

3. Please revise the table to remove the balance sheet data for the period ended September 30, 2005.

Capitalization, page 15

4. We note that pro forma capitalization information has been removed in response to our prior comment 17. Please revise your presentation of capitalization to include pro forma information as if 25%, 50%, and 75% of the offering is completed.

Description of Business, page 27

5. We note your response to our prior comment 24 and reissue in part. We note that you refer to the company on page 28 as a "premier purveyor of innovative, fast-casual food." Please revise the registration statement to remove any such marketing language. Also, revise to delete or provide substantiation for the statements in the second paragraph of this section that the hallmark of your restaurant is a "delicious" flavor profile, an "exceptional" customer experience, an "enjoyable" atmosphere. Similarly, please remove the statement that your brand is "highly appealing" to a broad spectrum of customers or reconcile with your annual and interim period losses.

Industry Background, page 28

6. Please disclose the definition of a Fast Casual restaurant.

Competition, page 29

7. We note your response to our prior comment 23. If true, please revise to clarify that while your stores account for about 2% of fast casual restaurants, the fast casual restaurants represent only about 2% of the restaurant business.

Results of Operations, page 34

8. We note your revised presentation of the changes in general and administrative expenses in response to our prior comment 31. However, the revised disclosure now contains more detail and no longer corresponds to the presentation in the statement of operations. Please revise your MD&A to include a table that details the different costs that make up your general and administrative expenses. The total should reconcile to the statement of operations and the detail should correspond to your discussion as currently disclosed.

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, page 36

9. It appears as though the $250,000 of deferred franchise revenue at September 30, 2005 should instead refer to December 31, 2005, the period of the balance sheet presented in your interim financial statements, please revise.

10. Please revise to remove the fifth paragraph of this section, as it appears to be a duplicate of the fourth paragraph.

11. Please revise the last paragraph to correctly state the loss from operations in the year ended December 31, 2005 as $489,370 per the statement of operations.

Liquidity and Capital Resources, page 38

12. The $101,724 presented as cash used in operating activities for the period ended September 30, 2005 and the acquisition of assets of $10,184 in 2005 do not match amounts presented in your financial statements, please revise.

13. We reissue our prior comment 33 in its entirety. Please describe in greater detail the effect on your growth and operations if you are unable to sell 100% of the shares offered under this registration statement. Specifically, to the extent that you have prioritized certain elements of your development, please so state.

Certain Relationships and Related Transactions, page 40

14. We note your response to our prior comment 35. As originally requested, please tell us how you valued the issuance of shares given that the shares were issued as payment for consulting services. Include in your response if the valuation was based on the fair value of the services or the shares and how this was determined. If $25,000 was the fair value of the services performed, please tell us how you determined that 100,000 shares corresponded to the value of the services.

December 31, 2005 Financial Statements, page F-1
Other Income, page F-8

15. Please clarify for us the reclassifications made to your statement of operations in response to our prior comment 40. It is unclear from the changes on the statement of operations what changes have been made. Please confirm that rebates received from suppliers to your franchisees are recognized in revenue and rebates related to purchases for your company owned stores are reflected as a reduction of cost of sales.

Exhibit 5.1

16. Please delete the third paragraph in the next amendment. The legality opinion will need to encompass Colorado law.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (310) 208-1154
        Ms. Lisa Klein, Esq.
        Richardson & Patel, LLP